UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41635

Lavoro Limited

(Exact name of registrant as specified in its charter)

Av. Dr. Cardoso de Melo, 1450, 4th floor, office 401
São Paulo - SP, 04548-005, Brazil
+55 (11) 4280-0709

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

TABLE OF CONTENTS

1.	Financial Statements of Lavoro Brazil
2.	Lavoro Limited Preliminary Unaudited Financial Information for Fiscal Year 2025

Financial Statements of Lavoro Brazil

Pursuant to the requirements of the Agribusiness Receivables Certificates (Certificados de Recebíveis do Agronegócio or CRA) of Lavoro Agro Holding S.A. (“Lavoro Brazil”) (the principal operating subsidiary of Lavoro Limited in Brazil) Lavoro Brazil is required to disclose its financial statements for the year ended June 30, 2025, in Brazil. An English translation of the financial statements is furnished herewith as Exhibit 99.1.

For clarity, reporting for Lavoro Brazil is not directly comparable to the Brazil Ag Retail operating segment as Lavoro Brazil includes Perterra Trading S.A. and Perterra Distribuidora de Insumos S.A., which are reported within the Crop Care segment.

The conclusion of certain audit procedures for Lavoro Brazil’s financial statements for the year ended June 30, 2025 remain subject to the Company’s provision of appropriate and sufficient audit evidence, including supporting documentation and the conclusion of the court ratification process for Lavoro Brazil’s out-of-court restructuring plan.

Lavoro Limited Preliminary Unaudited Financial Information for Fiscal Year 2025

Lavoro Limited (“Lavoro” or the “Company”) is furnishing certain preliminary, unaudited information for the fiscal year ended June 30, 2025 (“FY25”). As disclosed in a Form 12b-25 filed with the Securities and Exchange Commission on November 3, 2025, certain required accounting and disclosure procedures cannot be finalized until Lavoro Brazil’s out-of-court restructuring plan (the “EJ Plan”) is ratified by the court (homologation). As a result, the filing of the Company’s Annual Report on Form 20-F has been delayed.

Pending completion of these procedures, the Company is providing preliminary unaudited FY25 information limited to revenue and gross profit. This preliminary information has not been audited and remains subject to change.

Court ratification of the EJ Plan is currently expected in late November 2025, subject to court scheduling and other factors outside the Company’s control. If obtained, such ratification could enable completion of audit accounting and disclosure procedures by late December 2025. The timing remains uncertain, and there can be no assurance that the Company will file its Annual Report on Form 20-F within that timeframe.

Out-of-Court Reorganization Plan Updates

On September 9, 2025, Lavoro disclosed that it had obtained statutory majority support from supplier creditors, reaching the threshold required under Brazilian law for court ratification (homologation) of its out-of-court reorganization plan (the “EJ Plan”).

Since that disclosure, additional suppliers have adhered to the EJ Plan. As of the date of this filing, creditors representing approximately 64% in value of eligible supplier claims support the plan, compared with approximately 52% as of September 9, 2025. Supporting suppliers include Adama Brasil, UPL Brasil, FMC Agrícola, BASF, Ourofino, and EuroChem.

The terms and structure of the EJ Plan remain unchanged from those described in the Company’s June 18, 2025 announcement. In accordance with the EJ Plan, Lavoro Brazil completed the first tranche of payments to supplier creditors in September,

Consolidated Financial Information

•            FY25 preliminary unaudited consolidated revenue decreased approximately 34% year-over-year (y/y) to approximately $6.2 billion, primarily due to inventory shortages in Brazil Ag Retail during key portions of the crop inputs selling season, and which resulted in resulted in significant order cancellations throughout the year.

•            FY25 preliminary unaudited consolidated gross profit decreased approximately 33% to approximately R$0.9 billion, driven by the revenue decline, partly offset by gross margins expansion reflecting favorable segment mix shifts, as well as an increase in distribution margins in Latam Ag Retail, partly offset by a decrease in margins in Brazil Ag Retail and Crop Care.

Preliminary Estimates

This Form 6-K contains certain preliminary estimated financial information of the Company as of the year ended June 30, 2025. Such preliminary information is not yet finalized, remains subject to completion and reflects management’s current estimates. The preliminary estimated financial information is subject to the finalization and closing of the accounting books and records of the Company (which have yet to be performed) and should not be viewed as a substitute for financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board. While carrying out such procedures, the Company may identify items that require adjustments to the preliminary estimates set forth in this Form 6-K. In addition, other developments may arise between the date of this Form 6-K and the date that the Company reports the results for the year ended June 30, 2025, which may cause actual results to be different than the preliminary estimates set forth in this Form 6-K. There can be no assurance that the Company’s final results will not differ from these preliminary estimates, which are forward-looking statements based only on currently available information as of the date hereof. Therefore, you should not place undue reliance on these preliminary estimates nor should you view these as a substitute for the Company’s audited financial statements for the year ended June 30, 2025. No independent registered public accounting firm has audited, reviewed or compiled, examined or performed any procedures with respect to these preliminary results, nor have they expressed any opinion or any other form of assurance on the preliminary results.

The preliminary information is presented for informational purposes only and does not purport to represent the Company’s financial condition or results of operations for any future date or period. As a result, caution should be exercised in relying on this information and no inferences should be drawn from this information regarding financial or operating data not provided.

Forward-Looking Statements

Certain statements made in this Form 6-K are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “aims,” “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, anticipated results of operations. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company.

In addition, forward-looking statements reflect the Company’s expectations, plans, or forecasts of future events and views as of the date of this Form 6-K. The Company anticipates that subsequent events and developments will cause the Company’s assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this Form 6-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

EXHIBITS

EXHIBIT
99.1	English translation of the financial statements for the year ended June 30, 2025 of Lavoro Agro Holding S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lavoro Limited

By:	/s/ Ruy Cunha
	Name:	Ruy Cunha
	Title:	Chief Executive Officer

Date: November 4, 2025